UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

XTL Biopharmaceuticals Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Israel
(State of Incorporation or Organization)

Herzliya Business Park 85 Medinat Hayehudim, Building G, PO Box 4033 Herzliya Pituach 46140, Israel
(Address of Principal Executive Offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
American Depositary Shares, each representing twenty Ordinary Shares, par value NIS 0.1	The NASDAQ Stock Market LLC

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☑

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

ITEM 1. DESCRIPTION OF SECURITIES TO BE REGISTERED.

American Depositary Shares

The Company’s Depositary Shares are represented by American Depositary Receipts (“ADRs”), pursuant to a Deposit Agreement with The Bank of New York Mellon (the “Depositary”) with its principal executive offices at 101 Barclay Street, 22nd Floor, New York, NY, 10286. A copy of the Deposit Agreement with the Depositary (including the Form of ADR) was filed with the Securities and Exchange Commission as an exhibit to our Form F-6 filed on November 28, 2007 (the “Deposit Agreement”). Each of the Company’s ADRs represents twenty ordinary shares, par value NIS 0.1, in the Company. As of December 31, 2012, there were 1,898,685 ADRs and 229,471,669 ordinary shares issued and outstanding.

The Bank of New York Mellon, as the Depositary, executes and delivers our ADRs on our behalf. Each ADR is a certificate evidencing a specific number of ADRs. Our ADR holders will not be treated as shareholders and do not have the rights of shareholders. The depositary will be the holder of the shares underlying our ADRs. Holders of our ADRs will have ADR holder rights. A Deposit Agreement among us, the Depositary and our ADR holders, and the beneficial owners of ADRs, sets out ADR holder rights as well as the rights and obligations of the Depositary. New York law governs the Deposit Agreement and the ADRs. Our shareholders have shareholder rights. Israeli law and our Articles of Association, or Articles, govern shareholder rights. Our ADR holders do not have the same voting rights as our shareholders. Shareholders are entitled to our notices of general meetings and to attend and vote at our general meetings of shareholders. At a general meeting, every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote per fully paid ordinary share. This is subject to any other rights or restrictions which may be attached to any shares. Our ADR holders may instruct the Depositary to vote the ordinary shares underlying their ADRs, but only if we ask the Depositary to ask for their instructions. If we do not ask the Depositary to ask for the instructions, our ADR holders are not entitled to receive our notices of general meeting or instruct the Depositary how to vote. Our ADR holders will not be entitled to attend and vote at a general meeting unless they withdraw the ordinary shares from the Depository. However, our ADR holders may not know about the meeting enough in advance to withdraw the ordinary shares. If we ask for our ADR holders’ instructions, the Depositary will notify our ADR holders of the upcoming vote and arrange to deliver our voting materials and form of notice to them. The Depositary will try, as far as is practical, subject to the provisions of the Deposit Agreement, to vote the shares as our ADR holders instruct. The Depositary will not vote or attempt to exercise the right to vote other than in accordance with the instructions of the ADR holders. We cannot assure our ADR holders that they will receive the voting materials in time to ensure that they can instruct the Depositary to vote their shares. In addition, there may be other circumstances in which our ADR holders may not be able to exercise voting rights.

Our ADR holders do not have the same rights to receive dividends or other distributions as our shareholders. Subject to any special rights or restrictions attached to a share, the directors may determine that a dividend will be payable and fix the amount, the time for payment and the method for payment (although we have never declared or paid any cash dividends on our ordinary stock and we do not anticipate paying any cash dividends in the foreseeable future). Dividends and other distributions payable to our shareholders with respect to our ordinary shares generally will be payable directly to them. Any dividends or distributions payable with respect to ordinary shares will be paid to the Depositary, which has agreed to pay to our ADR holders the cash dividends or other distributions it receives after deducting its fees and expenses. Our ADR holders will receive these distributions in proportion to the number of shares their ADRs represent. In addition, there may be certain circumstances in which the Depositary may not pay to our ADR holders amounts distributed by us as a dividend or distribution.

The Deposit Agreement with the Depositary allows the Depositary to distribute foreign currency only to those ADR holders to whom it is possible to do so. If a distribution is payable by us in New Israeli Shekels, the Depositary will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. If the exchange rates fluctuate during a time when the Depositary cannot convert the foreign currency, our ADR holders may lose some of the value of the distribution.

The Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. This means that our ADR holders may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for the Depositary to make such distributions available to them.

Pursuant to the Deposit Agreement, holders of our ADRs may have to pay to the Depositary, either directly or indirectly, fees or charges up to the amounts set forth in the table below.

Item	Associated Fee	Depositary Action

1.	Taxes and other governmental charges	As necessary

2.	Registration fees in effect for the registration of transfers of shares generally on the share register of XTL or foreign registrar and applicable to transfers of shares to or from the name of the Depositary or its nominee or the custodian or its nominee on the making of deposits or withdrawals	As necessary

3.	Expenses incurred by the Depositary	• Cable, telex and facsimile transmission (where expressly provided for in the Deposit Agreement)

• Foreign currency conversion into US dollars

4.	$5.00 or less per 100 ADSs (or portion thereof)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

5.	$0.02 or less per ADS (or portion thereof)	Any cash distribution made pursuant to the Deposit Agreement, including, among other things:

• cash distributions or dividends,

• distributions other than cash, shares or rights,

• distributions in shares, and

• rights of any other nature, including rights to subscribe for additional shares.

6.	A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

7.	$.02 (or less) per ADSs per calendar year	Depositary services

8.	Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

As of January 1, 2012 through July 12, 2013, the Company had not received any fees, direct payments or indirect payments from The Bank of New York Mellon.

ITEM 2. EXHIBITS.

 None.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Dated: July 11, 2013	By:	/s/ David Grossman
Chief Executive Officer